U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

May 12, 2022

United Maritime Corporation
Draft Registration Statement on Form 20FR12B
CIK No. 0001912847

Ladies and Gentlemen:

United Maritime Corporation (the “Company”) is today confidentially submitting via EDGAR this letter together with its amended draft registration statement on Form 20-F (the “Amended Draft Registration Statement”), which includes audited financial statements for the fiscal year ended December 31, 2021. The Amended Draft Registration Statement also includes related updated disclosure and updates related to the passage of time.

If you have any questions or comments concerning this letter, please feel free to contact Will Vogel at the undersigned at 212-922-2280.

Yours sincerely,

Watson Farley & Williams LLP

/s/ Watson Farley & Williams LLP